Exhibit 21.1
Subsidiaries of Cerebras Systems Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cerebras Systems India Private Limited	India
Cerebras Wafer Scale ULC	Canada
* Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.